                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*



                          NORTHROP GRUMMAN CORPORATION
             -------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
             -------------------------------------------------------
                         (Title of Class of Securities)


                                   666807102
             -------------------------------------------------------
                                 (CUSIP Number)



             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     /X/ Rule 13d-1(b)

     / / Rule 13d-1(c)

     / / Rule 13d-1(c)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


--------------------------------------------------------------------------------

 CUSIP No.  666807102


                                  SCHEDULE 13G
  ------------------------------------------------------------------------
    1.   NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


         (a)  U.S. Trust Corporation*  #13-2927955
         (b)  United States Trust Company of New York  #13-5459866
  ------------------------------------------------------------------------
    2.   CHECK THE APPROPRIATE BOX IF A         (a)    / /
         MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                (b)    / /
  ------------------------------------------------------------------------
    3.   SEC USE ONLY

  ------------------------------------------------------------------------
    4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.
  ------------------------------------------------------------------------

                                        5.  SOLE VOTING POWER
    NUMBER OF SHARES BENEFICIALLY
      OWNED BY EACH REPORTING           ----------------------------------
           PERSON WITH:                 6.  SHARED VOTING POWER

                                            See p4, Item 5
                                        ----------------------------------
                                        7.  SOLE DISPOSITIVE POWER

                                        ----------------------------------
                                        8.  SHARED DISPOSITIVE POWER
                                            SEE 6
  ------------------------------------------------------------------------
    9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         See 6
  ------------------------------------------------------------------------
   10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) / /

  ------------------------------------------------------------------------
    11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         See 6
  ------------------------------------------------------------------------
    12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         #1(a) HC
           (b) BK
  ------------------------------------------------------------------------

 ITEM 1.

         (a) NAME OF ISSUER:

             Northrup Grumman Corp.

         (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             1840 Century Park East #159CC Los Angeles, CA 90067

 ITEM 2.

         (A) NAME OF PERSON FILING:

             See p2, No. 1

         (B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

             114 W 47 St
             NY 10036

         (C) CITIZENSHIP:

             California USA

         (D) TITLE OF CLASS OF SECURITIES:

             Common Stock

         (E) CUSIP Number:
             666807102

 Schedule 13G

 ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

 Instruction: Dissolution of a group requires a response to this item.

 ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

 If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund and endowment fund is not required.

 ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

 If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.


 ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

 If a group has filed this schedule pursuant to Section 240.13d-1(b)(l)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and
 Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Section 240.13d-1(c) or Section 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

 ITEM 9. NOTICE OF DISSOLUTION OF GROUP

 Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10. Certification

         (a) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(b):

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


         (b) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(c):

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Item 5.  Ownership of Five Percent or Less of A Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Item 7. Identification and Classification of the Subsidiary which acquired the Security being reported on by the Parent Holding Company.

Item 8. Identification and Classification of members of the Group.

Item 9. Notice of Dissolution of Group.

Item 10. Certification

         (a) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(b):

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


         (b) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(c):

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        February 11, 2003
                            --------------------------------------------------
                                                Date

                                    /s/ Joseph A. Tricarico
                            --------------------------------------------------
                                             Signature

                            Authorized Agent/Vice President and Trust Counsel
                            --------------------------------------------------
                                             Name/Title